RICHEMONT

04024883

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

28 April 2004

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

SUPPL

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the press release in English announcing Richemont's unaudited sales for the year ended 31 March 2004. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Stifle

Alan Grieve

PROCESSED
MAY 10 2004
THOMSON FINANCIAL

5/6

Enclosures

cc: Mr Richard L Muglia

File no 82-4102

RICHEMONT

PRESS RELEASE FOR IMMEDIATE RELEASE

28 APRIL 2004

UNAUDITED SALES FIGURES FOR THE FINANCIAL YEAR ENDED 31 MARCH 2004

Richemont, the Swiss luxury goods group, announces unaudited sales for the year ended 31 March 2004 of € 3 375 million.

In constant currency terms, sales for the year were in line with the prior period. At actual exchange rates, however, sales were some 8 per cent below the prior year, reflecting the strength of the euro, in particular against the US dollar and the yen, during the period.

Sales by geographic region for the year

	March 2004	March 2003	12 months to 31 March 2004		6 months to 31 March 2004	
			Movement at		Movement at	
	€ m	€ m	Constant rates	Actual rates	Constant rates	Actual rates
Europe	**1 458**	1 558	- 5 %	- 6 %	+ 0 %	- 2 %
Japan	**625**	705	- 3 %	- 11 %	- 3 %	- 8 %
Asia-Pacific	**637**	695	+ 7 %	- 8 %	+ 19 %	+ 4 %
Americas	**655**	693	+ 11 %	- 5 %	+ 20 %	+ 3 %
	3 375	3 651	+ 0 %	- 8 %	+ 6 %	- 1 %

Sales in the second half of the year were 6 per cent above the corresponding period in constant currency terms or 1 per cent lower at actual exchange rates. This improvement offset the downturn in sales reported for the first half of the financial year, which reflected the marked decline seen during the period from April to June 2003, when sales were very negatively impacted by the war in Iraq and the consequences of the SARS epidemic.

Whilst the improving economic climate has been a significant factor in the return of consumer confidence, new product launches by Richemont's *Maisons* have also been well received by customers.

The recovery seen during the quarter to December 2003 continued during the final quarter of the financial year, with growth at constant exchange rates of 4 per cent in the quarter to 31 December 2003 being complemented by an increase of 10 per cent in the three months ended 31 March 2004. In Europe, sales in the fourth quarter increased by 8 per cent. Sales in Japan fell by 2 per cent although the Asia-Pacific region continued to show good growth, reporting an increase of 18 per cent. Sales for the quarter in the Americas grew by 23 per cent at constant rates.

Retail sales amounted to € 1 392 million in the year, representing an increase of 2 per cent in constant currency terms and a decrease of 7 per cent at actual exchange rates. The modest increase in constant currency terms primarily reflected good growth in Asia-Pacific and the Americas, largely offset by weakness in Japan. European retail sales were broadly in line with the prior year.

Wholesale sales were in line with the prior year in constant currency terms, the shortfall in Europe offsetting growth in other regions. At actual exchange rates, total wholesale sales decreased by 8 per cent to € 1 983 million.

The preliminary announcement of the Group's audited results for the year ended 31 March 2004 will be released on 10 June 2004.

Richemont owns a portfolio of leading international brands including Cartier, Van Cleef & Arpels, Alfred Dunhill, Montblanc and Lancel as well as the prestigious watch manufacturers Jaeger-LeCoultre, Piaget, Baume & Mercier, IWC, Vacheron Constantin, A. Lange & Söhne and Officine Panerai.

In addition to its luxury goods business, Richemont holds a 19.6 per cent interest in the ordinary share capital of British American Tobacco.

Press inquiries: Mr Alan Grieve, Director of Corporate Communications
Tel: + 41 22 715 3736

Analysts' inquiries: Ms Sophie Cagnard-Fabrici, Head of Investor Relations
Tel: + 44 20 7838 8581